Agora, Inc. Reports First Quarter 2021 Financial Results

May 24, 2021

SANTA CLARA, Calif. – (PRNewswire) – Agora, Inc. (NASDAQ: API) (“Agora”), a pioneer and leading platform for real-time engagement APIs, today announced its financial results for the first quarter ended March 31, 2021.

“We opened the year with another quarter of strong growth, as developers and innovators around the world continue to create new immersive experiences with our real time voice, video, chat and streaming APIs, transforming all industries,” said Tony Zhao, founder, chairman and CEO of Agora. “In particular, we are excited to see early signs of the emergence of next-generation use cases such as extended reality and metaverse on the Agora platform, and we are committed to helping developers to bring about groundbreaking innovations.”

First Quarter 2021 Highlights

•Total revenues for the quarter were $40.2 million, an increase of 13.1% from $35.6 million in the first quarter of 2020.
•Active Customers as of March 31, 2021 were 2,324, excluding those for Easemob, an increase of 97.6% from 1,176 as of March 31, 2020.
•Constant Currency Dollar-Based Net Expansion Rate, excluding Easemob, was 131% for the trailing 12-month period ended March 31, 2021.
•Net loss for the quarter was $14.7 million, compared to net income of $3.0 million in the first quarter of 2020. After excluding share-based compensation expense, acquisition related expenses, amortization expense of acquired intangible assets and income tax related to acquired intangible assets, non-GAAP net loss for the quarter was $4.3 million, compared to the non-GAAP net income of $5.7 million in the first quarter of 2020. Adjusted EBITDA for the quarter was negative $3.7 million, compared to $6.7 million in the first quarter of 2020.
•Total cash, cash equivalents and short-term investments as of March 31, 2021 was $876.8 million.
•Net cash used in operating activities for the quarter was $2.7 million, compared to $0.9 million in the first quarter of 2020. Free cash flow for the quarter was negative $8.0 million, compared to negative $3.4 million in the first quarter of 2020.

First Quarter 2021 Financial Results

Revenues
Total revenues were $40.2 million in the first quarter of 2021, an increase of 13.1% from $35.6 million in the same period last year, primarily due to increased usage of our video and voice products as a result of our business expansion and usage growth in emerging use cases such as interactive lecture hall and audio live cast.

Cost of Revenues
Cost of revenues was $16.9 million in the first quarter of 2021, an increase of 52.1% from $11.1 million in the same period last year, primarily due to increase in bandwidth and co-

location costs and depreciation of servers and network equipment as we continue to scale our business.

Gross Profit and Gross Margin
Gross profit was $23.4 million in the first quarter of 2021, a decrease of 4.5% from $24.5 million in the same period last year. Gross margin was 58.1% in the first quarter of 2021, a decrease of 10.7% from 68.8% in the same period last year, primarily due to international expansion to regions with higher infrastructure costs and capacity expansion in anticipation of future usage growth.

Operating Expenses
Operating expenses were $39.7 million in the first quarter of 2021, an increase of 86.8% from $21.2 million in the same period last year.

•Research and development expenses were $25.2 million in the first quarter of 2021, an increase of 115.7% from $11.7 million in the same period last year, primarily due to acquisition related expenses of $4.0 million, as well as increased personnel costs as we continue to build our research and development team, including an increase in share-based compensation from $1.1 million in the first quarter of 2020 to $3.8 million in the first quarter of 2021.
•Sales and marketing expenses were $8.7 million in the first quarter of 2021, an increase of 45.5% from $6.0 million in the same period last year, primarily due to increased personnel costs as we continue to build our team and incur advertising expenses.
•General and administrative expenses were $5.7 million in the first quarter of 2021, an increase of 61.4% from $3.5 million in the same period last year, primarily due to increased personnel costs as we continue to build our team, including an increase in share-based compensation from $0.9 million in the first quarter of 2020 to $1.2 million in the first quarter of 2021, as well as higher professional services expensed compared to prior year.

Other Operating Income
Other operating income was $0.3 million in the first quarter of 2021, compared to $23 thousand in the same period last year, primarily due to additional value added tax deductions.

(Loss) Income from Operations
Loss from operations was $16.0 million in the first quarter of 2021, compared to income from operations of $3.3 million in the same period last year.

Interest and Investment Income
Interest and investment income were $2.0 million in the first quarter of 2021, compared to $97 thousands in the same period last year, primarily due to an increase in the average balance of cash and cash equivalents and short-term investments due to proceeds from our initial public offering and concurrent private placement in the second quarter of 2020 and the private placement in the first quarter of 2021.

Income Taxes

Income taxes were $21 thousands in the first quarter of 2021, compared to $0.4 million in the same period last year, primarily due to decrease in pre-tax income generated by our subsidiaries.

Net (Loss) Income
Net loss was $14.7 million in the first quarter of 2021, compared to net income of $3.0 million in the same period last year.

Net Loss Attributable to Ordinary Shareholders
Net loss attributable to ordinary shareholders for the quarter was $14.7 million, compared to net loss attributable to ordinary shareholders of $36.4 million in the same period last year, which was primarily due to accretion of preferred shares to redemption value before the completion of our initial public offering.

Net Loss per American Depositary Share
Net loss per American Depositary Share (“ADS”)1 was $0.14, compared to net loss of $1.21 per ADS in the same period last year.

Financial Outlook

Based on currently available information, Agora maintains the previous guidance that total revenues for the fiscal year ending December 31, 2021 are estimated to be between $178 million and $182 million. This outlook reflects the company’s current and preliminary views on the market and operational conditions, and the outlook ranges for fiscal year 2021 reflect a number of assumptions that are subject to change based on uncertainties such as the impact of the COVID-19 pandemic.

Earnings Call

Agora will host a conference call to discuss the financial results at 6 p.m. Pacific Time / 9:00 p.m. Eastern Time on the same day. Details for the conference call are as follows:
Event title: Agora, Inc. 1Q 2021 Financial Results
Conference ID: 5096287
Direct Event online registration: http://apac.directeventreg.com/registration/event/5096287
Please register in advance of the conference using the link provided above. Upon registering, you will be provided with participant dial-in numbers, Direct Event passcode and unique registrant ID.
A digital recording of the conference call will be available for replay two hours after the call’s completion (dial-in number: US 18554525696, International +61 2 81990299; same conference ID as shown above).
Please visit Agora’s investor relations website at https://investor.agora.io/investor-relations on May 24, 2021 to view the earnings release and accompanying slides prior to the conference call.

Use of Non-GAAP Financial Measures

1 One ADS represents four Class A ordinary shares.

Agora has provided in this press release financial information that has not been prepared in accordance with generally accepted accounting principles in the United States (GAAP). Agora uses these non-GAAP financial measures internally in analyzing its financial results and believes that use of these non-GAAP financial measures is useful to investors as an additional tool to evaluate ongoing operating results and trends and in comparing Agora’s financial results with other companies in its industry, many of which present similar non-GAAP financial measures. Besides free cash flow (as defined below), each of these non-GAAP financial measures represents the corresponding GAAP financial measure before share-based compensation expenses, acquisition related expenses, amortization expense of acquired intangible assets and income tax related to acquired intangible assets. We believe that such non-GAAP financial measures help identify underlying trends in our business that could otherwise be distorted by the effect of such share-based compensation expenses, acquisition related expenses, amortization expense of acquired intangible assets and income tax related to acquired intangible assets that we include in cost of revenues, total operating expenses and net income (loss). We believe that all such non-GAAP financial measures also provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures and should be read only in conjunction with Agora’s consolidated financial statements prepared in accordance with GAAP. A reconciliation of Agora’s historical non-GAAP financial measures to the most directly comparable GAAP measures has been provided in the tables captioned “Reconciliation of GAAP to Non-GAAP Measures” included at the end of this press release, and investors are encouraged to review the reconciliation.

Definitions of Agora’s non-GAAP financial measures included in this press release are presented below.

Non-GAAP Net Income (Loss)

Agora defines non-GAAP net income (loss) as net income (loss) adjusted to exclude share-based compensation expense, acquisition related expenses, amortization expense of acquired intangible assets and income tax related to acquired intangible assets.

Adjusted EBITDA

Agora defines Adjusted EBITDA as net income (loss) before exchange gain (loss), interest and investment income, income taxes, depreciation and amortization, and adjusted to exclude the effects of share-based compensation expense, acquisition related expenses, amortization expense of acquired intangible assets and income tax related to acquired intangible assets.

Free Cash Flow

Agora defines free cash flow as net cash provided by operating activities less purchases of property and equipment. Agora considers free cash flow to be a liquidity measure that provides useful information to management and investors regarding net cash provided by operating activities and cash used for investments in property and equipment required to maintain and grow the business.

Operating Metrics

Agora also uses other operating metrics included in this press release and defined below to assess the performance of its business.

Active Customers

Agora defines an active customer at the end of any particular period as an organization or individual developer from which Agora generated more than $100 of revenue during the preceding 12 months. Agora counts customers based on unique customer account identifiers. Generally, one software application uses the same customer account identifier throughout its life cycle while one account may be used for multiple applications.

Constant Currency Dollar-Based Net Expansion Rate

Agora calculates Dollar-Based Net Expansion Rate for a trailing 12-month period by first identifying all customers in the prior 12-month period, and then calculating the quotient from dividing the revenue generated from such customers in the trailing 12-month period by the revenue generated from the same group of customers in the prior 12-month period. Constant Currency Dollar-Based Net Expansion Rate is calculated the same way as Dollar-Based Net Expansion Rate but using fixed exchange rates based on the daily average exchange rates prevailing during the prior 12-month period to remove the impact of foreign currency translations. Agora believes Constant Currency Dollar-Based Net Expansion Rate facilitates operating performance comparisons on a period-to-period basis as Agora does not consider the impact of foreign currency fluctuations to be indicative of its core operating performance.

Impact of the Recently Adopted Accounting Pronouncement

Agora adopted ASU 2016-02, Leases (“ASC 842”) beginning January 1, 2021 and elected to use the modified retrospective method with the optional transition that allows for a cumulative-effect adjustment to the opening balance of retained earnings recorded on January 1, 2021, with no adjustments to prior periods presented. No cumulative effect adjustment to the opening balance of retained earnings was required. Upon adoption of ASC 842 on January 1, 2021, Agora recognized right of use assets as well as lease liabilities of $6.5 million for operating leases. Agora does not have any finance leases. The adoption of the new guidance did not have a material effect on our results of operations, financial condition or liquidity.

Safe Harbor Statements

This press release contains ‘‘forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding Agora’s financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. Among other things, the Financial Outlook in this announcement contain forward-looking statements. These forward-looking statements are based on Agora’s current expectations and involve risks and uncertainties. Agora’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to the growth of the RTE-PaaS market; Agora’s ability to manage its growth and expand its operations; the continued impact of the COVID-19 pandemic on global markets and Agora’s business, operations and customers; Agora’s ability to attract new developers and convert them into customers; Agora’s ability to retain existing customers and expand their usage of Agora’s platform and products; Agora’s ability to drive popularity of existing use cases and enable new use cases, including through quality enhancements and introduction of new products, features and functionalities; Agora’s fluctuating operating results; competition; the effect of broader technological and market trends on Agora’s business and prospects; general economic conditions and their impact on customer and end-user demand; and other risks and uncertainties included under the caption “Risk Factors” and elsewhere in our filings with the Securities and Exchange Commission, including, without limitation, the final prospectus related to the IPO filed with the SEC on June 26, 2020. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and Agora undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

About Agora

Agora’s mission is to make real-time engagement ubiquitous, allowing everyone to interact with anyone, in any app, anytime and anywhere. Agora’s cloud platform provides developers simple, flexible and powerful application programming interfaces, or APIs, to embed real-time video, voice and chat experiences into their applications. Agora maintains dual headquarters in Shanghai, China and Santa Clara, California.

For more information, please visit: www.agora.io.

Investor Contact:
Fionna Chen
investor@agora.io

Media Contact:
Suzanne Nguyen
press@agora.io

Agora, Inc.
Condensed Consolidated Balance Sheets
(Unaudited, in US$ thousands)

	As of	As of
	March 31,	December 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	209,454	111,218
Short-term investments	667,347	524,220
Accounts receivable, net	34,476	27,840
Prepayments and other current assets	8,520	7,459
Contract assets	822	-
Total current assets	920,619	670,737
Property and equipment, net	18,382	16,754
Operating lease right-of-use assets	5,789	-
Intangible assets	8,320	209
Goodwill	56,142	3,089
Deferred tax assets	507	511
Other non-current assets	1,175	1,604
Total assets	1,010,934	692,904

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	10,298	7,721
Advances from customers	7,975	1,339
Taxes payable	1,793	2,172
Current operating lease liabilities	2,361	-
Accrued expenses and other current liabilities	87,235	25,075
Total current liabilities	109,662	36,307
Long-term payable	335	82
Long-term operating lease liabilities	3,158	-
Deferred tax liabilities	1,242	52
Total liabilities	114,397	36,441

Shareholders' equity:
Class A ordinary shares	36	33
Class B ordinary shares	8	8
Additional paid-in-capital	1,073,315	818,428
Accumulated other comprehensive income	1,817	1,941
Accumulated deficit	(178,639)	(163,947)
Total shareholders' equity	896,537	656,463
Total liabilities and shareholders’ equity	1,010,934	692,904

Agora, Inc.
Condensed Consolidated Statements of Comprehensive Income (Loss)
(Unaudited, in US$ thousands, except share and per ADS amounts)

	Three Month Ended March 31,
	2021	2020
Real-time engagement service revenues	39,487	35,446
Other revenues	738	114
Total revenues	40,225	35,560
Cost of revenues	16,853	11,082
Gross profit	23,372	24,478
Operating expenses:
Research and development	25,216	11,688
Sales and marketing	8,735	6,002
General and administrative	5,721	3,545
Total operating expenses	39,672	21,235
Other operating income	288	23
(Loss) income from operations	(16,012)	3,266
Exchange loss	(695)	(7)
Interest and investment income	2,037	97
(Loss) income before income taxes	(14,670)	3,356
Income taxes	(21)	(369)
Net (loss) income	(14,691)	2,987
Less: cumulative undeclared dividends on convertible redeemable preferred shares	-	(3,399)
Less: accretion on convertible redeemable preferred shares to redemption value	-	(35,964)
Net loss attributable to ordinary shareholders	(14,691)	(36,376)
Other comprehensive loss:
Foreign currency translation adjustments	(124)	(501)
Total comprehensive loss attributable to ordinary shareholders	(14,815)	(36,877)

Net loss per ADS attributable to ordinary shareholders, basic and diluted	(0.14)	(1.21)
Weighted-average shares outstanding used in computing net loss per ADS attributable to ordinary shareholders, basic and diluted	431,636,717	119,882,136

Share-based compensation expenses* included in:
Cost of revenues	133	116
Research and development expenses	3,760	1,121
Sales and marketing expenses	956	564
General and administrative expenses	1,226	871

* In the fourth quarter of 2020, Agora formally implemented the Venture Partners Plan, which was a new incentive plan that can be settled in shares or cash at the discretion of the plan administrator. Therefore, $1.2M, $1.1M and $1.1M accrued in the first, second and third quarter of 2020, respectively, was reclassified from cash bonus expenses to share-based compensation expenses to reflect the costs related to the new incentive plan.

Agora, Inc.
Condensed Consolidated Statements of Cash Flows
(Unaudited, in US$ thousands)

	Three Month Ended March 31,
	2021	2020
Cash flows from operating activities:
Net (loss) income	(14,691)	2,987
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Share-based compensation expense	6,075	2,672
Depreciation of property and equipment	1,899	745
Amortization of intangible assets	207	-
Deferred tax expense	(30)	-
Amortization of right-of-use asset and interest on lease liabilities	795	-
Change in the fair value of short-term investments	(50)	-
Changes in assets and liabilities, net of effect of acquisition:
Accounts receivable	(6,433)	(15,446)
Contract assets	(128)	-
Prepayments and other current assets	(802)	(2,166)
Other non-current assets	150	19
Accounts payable	4,463	4,788
Advances from customers	24	(138)
Taxes payable	(440)	232
Operating lease liabilities	(1,027)	-
Accrued expenses and other liabilities	7,246	5,387
Net cash used in operating activities	(2,742)	(920)
Cash flows from investing activities:
Purchase of short-term investments	(193,481)	-
Proceeds from sale and maturity of short-term investment	50,000	-
Purchase of property and equipment	(5,233)	(2,496)
Purchase of intangible assets	(165)	-
Cash paid for acquisition, net of cash received	(1,419)	-
Net cash used in investing activities	(150,298)	(2,496)
Cash flows from financing activities:
Proceeds from the private placement, net of issuance costs paid	250,000	-
Proceeds from issuance of Series C+ convertible redeemable preferred shares, net of issuance costs of nil	-	50,000
Payment of deferred initial public offering cost	-	(231)
Proceeds from exercise of employees’ share options	1,035	-
Net cash provided by financing activities	251,035	49,769
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	317	(303)
Net increase in cash, cash equivalents and restricted cash	98,312	46,050
Cash, cash equivalents and restricted cash at beginning of period *	111,298	105,683
Cash, cash equivalents and restricted cash at end of period **	209,610	151,733
Supplemental disclosure of cash flow information:
Cash payments included in the measurement of operating lease liabilities	1,027	-
Right-of-use assets obtained in exchange for operating lease obligations	413	-
Non-cash financing and investing activities:
Payables for acquisition	53,350	-
Proceeds receivable from exercise of employees’ share options	314	-
Payables for property and equipment	359	936

Accretion to redemption value of convertible redeemable preferred shares	-	35,964
Payables for deferred initial public offering cost	-	949
Payables for issuance costs of the private placement	50	-

* includes restricted cash balance	80	80
** includes restricted cash balance	156	80

Agora, Inc.
Reconciliation of GAAP to Non-GAAP Measures
(Unaudited, in US$ thousands, except share and per ADS amounts)

	Three Month Ended March 31,
	2021	2020
GAAP net (loss) income	(14,691)	2,987
Add:
Share-based compensation expense	6,075	2,672
Acquisition related expenses	4,122	-
Amortization expense of acquired intangible assets	192	-
Income tax related to acquired intangible assets	(30)	-
Non-GAAP net (loss) income	(4,332)	5,659

Net (loss) income	(14,691)	2,987
Excluding:
Exchange loss	(695)	(7)
Interest and investment income	2,037	97
Income taxes	(21)	(369)
Depreciation of property and equipment	1,899	745
Share-based compensation expense	6,075	2,672
Acquisition related expenses	4,122	-
Amortization expense of acquired intangible assets	192	-
Adjusted EBITDA	(3,724)	6,683

Net cash used in operating activities	(2,742)	(920)
Purchase of property and equipment	(5,233)	(2,496)
Free Cash Flow	(7,975)	(3,416)
Net cash used in investing activities	(150,298)	(2,496)
Net cash provided by financing activities	251,035	49,769